UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED
(Translation of registrant’s name into English)

Level 3,
10 Eagle Street
Brisbane, Queensland 4000
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities
Announcement Summary

Entity name
ELEVRA LITHIUM LIMITED

Date of this announcement
Wednesday March 04, 2026

The +securities the subject of this notification are:
Unquoted options that have been exercised or other unquoted +convertible securities that have been converted
Total number of +securities to be issued/transferred
ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date

ELV	ORDINARY FULLY PAID	24,842	02/03/2026

Refer to next page for full details of the announcement

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	1 / 5

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities
Part 1 - Entity and announcement details

1.1 Name of entity
ELEVRA LITHIUM LIMITED
We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	Registration number
ABN	26091951978

1.3 ASX issuer code
ELV

1.4 The announcement is
New announcement

1.5 Date of this announcement
4/3/2026

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	2 / 5

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities
Part 2 - Issue details

2.1 The +securities the subject of this notification are:
Unquoted options that have been exercised or other unquoted +convertible securities that have been converted

2.2 b The +securities being issued, transferred or re-classified as a result of the options being exercised or other +convertible securities being converted are:
securities that have already been quoted on ASX ("existing class")

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	3 / 5

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities
Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B

The right of the holder of the options or other +convertible securities to receive the +underlying securities is being satisfied by:
A transfer of existing +securities

The underlying securities being received by the holder are:
Already quoted by ASX

Existing +securities converting into an existing class

FROM (Existing Class)
ASX +Security code and description
ELVAM : PERFORMANCE RIGHTS

TO (Existing Class)
ASX +Security code and description

ELV : ORDINARY FULLY PAID

Please state the number of options that were exercised or other +convertible securities that were converted 24,842	The first date the options were exercised or other +convertible securities were converted 20/1/2026	The last date the options were exercised or other +convertible securities were converted 2/3/2026

Is this all of the options or other +convertible securities on issue of that type?
No

Were the options being exercised or other +convertible securities being converted issued under an +employee incentive scheme?
Yes

Are any of the options being exercised or other +convertible securities being converted held by +key management personnel (KMP) or an +associate?
No

Date the +securities the subject of this notification were issued/transferred
2/3/2026

Any other information the entity wishes to provide about the +securities the subject of this notification
Exercise of unlisted Performance Rights under the Elevra Lithium Limited Equity Incentive Plan. Further information regarding the terms of the unlisted Performance Rights can be found in Elevra Lithium Limited's 2025 Annual Report published on its website at: www.elevra.com

Issue details

Number of +securities
24,842

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	4 / 5

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities
Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:
The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue

ELV : ORDINARY FULLY PAID	169,376,771

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

ELVAM : PERFORMANCE RIGHTS	2,708,166

ELVAN : OPTION EXPIRING 31-DEC-2028 EX $4.80	2,723,613

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	5 / 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

Date: March 4, 2026	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel